UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              HAIN FOOD GROUP, INC.
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                    405219106
                               ------------------
                                 (CUSIP Number)

                                 April 29, 1998
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X ]     Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 13 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G

CUSIP No. 405219106                                           Page 2 of 13 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,326,000/1/

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    11.42%

12       Type of Reporting Person*

                  OO; IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------
/1/      See Item 4(a).

                                  SCHEDULE 13G

CUSIP No. 405219106                                           Page 3 of 13 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,326,000/1/

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    11.42%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


-----------------------
/1/      See Item 4(a).

                                  SCHEDULE 13G

CUSIP No. 405219106                                           Page 4 of 13 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,326,000/1/

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    11.42%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


----------------------
/1/      See Item 4(a).

                                                              Page 5 of 13 Pages



          This  Amendment No. 1 to Schedule 13G amends the initial  statement on
Schedule 13G dated March 6, 1998 (the "Initial Statement") filed by the Reporting Persons (as defined herein) and other persons who were reporting persons in the Initial Statement (the "Other Filing Persons"). As a result of the acquisition of additional Shares (as defined herein) by the Other Filing Persons, the Other Filing Persons are reporting their ownership in a separate
Schedule 13D and the Other Filing Persons have ceased to be Reporting Persons herein.

Item 1(a)           Name of Issuer:

                    Hain Food Group, Inc. (the "Issuer").

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    50 Charles Lindbergh Blvd., Uniondale, New York 11553.

Item 2(a)           Name of Person Filing:

                    This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    (i) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"),

                    (ii) Mr. George Soros ("Mr. Soros"), and

                    (iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


                    This Statement relates to Shares that were acquired by White Rock Management, L.P., a Texas limited partnership ("White Rock Management") on behalf of certain institutional clients (the "White Rock Clients"), including, but not limited to, Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar Partners"). SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quasar Partners and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quasar Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a member of the Management Committee of SFM LLC. SFM LLC, on behalf of Quasar Partners, has granted investment discretion to White Rock Management, pursuant to an investment advisory contract between Quasar Partners and White Rock Management (the "White Rock Contract"). The Shares currently held for the account of Quasar Partners were acquired at the direction of White Rock Management, and none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises voting or dispositive power over the Shares.


Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                                                              Page 6 of 13 Pages




Item 2(c)           Citizenship:

                    i) SFM LLC is a Delaware limited liability company;

                    ii) Mr. Soros is a United States citizen; and

                    iii) Mr. Druckenmiller is a United States citizen.

Item 2(d)           Title of Class of Securities:

                         Common Stock, $0.01 par value (the "Shares").

Item 2(e)           CUSIP Number:

                         405219106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         This Item 3 is not applicable.

Item 4.             Ownership:

Item 4(a)           Amount Beneficially Owned:

                         As of May 10, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                         As a consequence  of SFM LLC's ability to terminate the
White Rock Contract with respect to all investments, including those involving the Shares, and acquire voting and dispositive power over the Shares within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr.
Druckenmiller  currently  exercises  such  power,  SFM LLC,  Mr.  Soros  and Mr.
Druckenmiller may be deemed to be the beneficial owner of the 1,326,000 Shares held for the account of Quasar Partners.

Item 4(b)           Percent of Class:

                         The  number  of Shares  of which  each of SFM LLC,  Mr.
Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 11.42% of the total number of Shares outstanding.

                                                              Page 7 of 13 Pages



Item 4(c)           Number of shares as to which such person has:

          SFM LLC/1/
          ----------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:        0

          Mr.  Soros/1/
          -------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:        0

          Mr.  Druckenmiller/1/
          ---------------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:        0


----------------------
/1/      See Item 4(a)

                                                              Page 8 of 13 Pages



Item 5.             Ownership of Five Percent or Less of a Class:

                         This Item 5 is not applicable.

Item 6.             Ownership  of More than Five  Percent  on Behalf of  Another
                    Person:

                         The  partners  of  Quasar  Partners,  including  Quasar
International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                         This Item 7 is not applicable.

Item 8.             Identification and Classification of Members of the Group:

                         This Item 8 is not applicable.

Item 9.             Notice of Dissolution of Group:

                         This Item 9 is not applicable.

Item 10.            Certification:

                    By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 9 of 13 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 11, 1998                SOROS FUND MANAGEMENT LLC

                                   By:  /S/ SEAN C. WARREN
                                        ---------------------------------------
                                        Sean C. Warren
                                        Managing Director


Date:  May 11, 1998                GEORGE SOROS

                                   By:  /S/ SEAN C. WARREN
                                        ---------------------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact


Date:  May 11, 1998                STANLEY F. DRUCKENMILLER

                                   By:  /S/ SEAN C. WARREN
                                        ---------------------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact

                                                             Page 10 of 13 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr.  George Soros in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus....................................          11

B.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus.........................          12

C.        Joint Filing  Agreement dated May 11, 1998 by and among
          Soros Fund  Management  LLC,  Mr.  George Soros and Mr.
          Stanley F. Druckenmiller...............................          13